August 12, 2009
VIA EDGAR
Mr. Patrick Kuhn
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Mail Stop 3561
Washington, D.C. 20549-3561

Re:	UAL Corporation Item 4.01 Form 8-K Filed July 28, 2009 File No. 001-06033
Dear Mr. Kuhn:
This letter responds to the staff’s comment concerning the Item 4.01 Form 8-K of UAL Corporation (the “Company”) and United Air Lines, Inc. (“United”) filed on July 28, 2009 (“Form 8-K”) as set forth in the staff’s letter dated July 31, 2009. The staff’s comment is repeated below in bold, with the Company’s response to the comment set forth immediately thereafter.
1.	Please amend your Form 8-K within five days of the conclusion of your 2009 fiscal year audit, which appears to be the date of the intended dismissal of Deloitte & Touche LLP, as stated in the Item 4.01 Form 8-K filed on July 28, 2009. The amended Form 8-K should indicate whether there are any disagreements through that date and include an updated letter from your former auditor addressing your revised disclosure, filed as an exhibit to your amended Form 8-K.
As requested by the staff’s comment, the Company agrees to file an amended Form 8-K within five days of the conclusion of the 2009 fiscal year audit to disclose the dismissal of Deloitte & Touche LLP (“Deloitte”) as the Company’s independent registered public accounting firm and the engagement of Ernst & Young LLP as the new independent registered public accounting firm for the 2010 fiscal year. The Company confirms that Deloitte will continue as its independent registered public accounting firm until the conclusion of the 2009 fiscal year audit. The amended Form 8-K will indicate whether there have been any disagreements between the Company or United and Deloitte through the date of dismissal. The Company will also file an updated letter from Deloitte addressing the revised disclosure as an exhibit to the amended Form 8-K.

With respect to the preceding response, the Company acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should the staff have any additional questions or comments after reviewing this letter, the Company would appreciate the opportunity to discuss the comments with the staff. If you have any questions about this letter, please call me at (312) 997-8181 or Christine Grawemeyer at (312) 997-8072.
Sincerely,
/s/ Paul R. Lovejoy
Paul R. Lovejoy
Senior Vice President,
General Counsel & Secretary